                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                            ALLEGRO BIODIESEL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    252532106
                                 (CUSIP Number)

                               November 28, 2006
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 2

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Asset Managers International Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
 BENEFICIALLY  6.   SHARED VOTING POWER

   OWNED BY         1,528,191, some of which are held by Asset Managers
                    International Ltd ("AMI") and some of which  are held by
    EACH            Pentagon Dollar Satellite Fund, Ltd. ("PDF").  PDF is one of
                    several "feeder" funds, which together with PDF (the "Feeder
  REPORTING         Funds"), wholly own AMI.  Cape Investment Advisors, Ltd.
                    ("Cape") owns the only voting stock in the Feeder Funds.
   PERSON           Pentagon Capital Management Plc ("PCM") is an investment
                    adviser that controls the investments of AMI.
    WITH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    1,528,191, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds. Cape owns the only voting stock in the Feeder Funds. PCM controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,528,191
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 3

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Dollar Satellite Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    1,528,191, some of which are held by AMI and some of which
  OWNED BY          are held by PDF.  AMI is wholly owned by the Feeder Funds.
                    Cape owns the only voting stock in the Feeder Funds.  PCM
    EACH            controls the investments of AMI.
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    1,528,191, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds. Cape owns the only voting stock in the Feeder Funds. PCM controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,528,191
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cape Investment Advisors, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    1,528,191, some of which are held by AMI and some of which
  OWNED BY          are held by PDF.  AMI is wholly owned by the Feeder Funds.
                    Cape owns the only voting stock in the Feeder Funds.  PCM
    EACH            controls the investments of AMI.
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    1,528,191, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds. Cape owns the only voting stock in the Feeder Funds. PCM controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,528,191
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 5

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Capital Management Plc
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    1,528,191, some of which are held by AMI and some of which
  OWNED BY          are held by PDF.  AMI is wholly owned by the Feeder Funds.
                    Cape owns the only voting stock in the Feeder Funds.  PCM
    EACH            controls the investments of AMI.
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    1,528,191, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds. Cape owns the only voting stock in the Feeder Funds. PCM controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,528,191
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 6

      This statement is hereby amended and restated in its entirety as follows:
Item 1. Issuer.

      (a) The name of the issuer is Allegro Biodiesel Corporation (the
"Issuer").

      (b) The address of the Issuer's principal executive office is 6033 West Century Blvd., Suite 850, Los Angeles, California, 90045

Item 2. Reporting Person and Security.

      (a) Asset Managers International Ltd ("AMI")and Pentagon Dollar Satellite Fund, Ltd. ("PDF") are each international business companies incorporated under the laws of the British Virgin Islands. Pentagon Capital Management Plc ("PCM") is a company incorporated and registered in England and Wales with company number 03657659. Cape Investment Advisors, Ltd. ("Cape") is incorporated under the laws of Bermuda. AMI is wholly owned by PDF and several other "feeder" funds ("Other Feeder Funds", and together with PDF, the "Feeder Funds"). Cape owns the only voting stock in the Feeder Funds. PCM is an investment adviser that controls the investments of AMI and the Feeder Funds. AMI, PDF, Cape and PCM are referred to herein as the "Reporting Persons."

      (b) The business address for each of the Reporting Persons is 1 Knightsbridge, London, SW1X 7LX. The registered office for each of AMI and PDF is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The registered office for PCM is at 1 Knightsbridge, London, SW1X 7LX. The registered office for Cape is Bermudiana Arcade 3rd Floor, 27 Queen Street, Hamilton HM11 Bermuda.

      (c) Each of AMI and PDF was incorporated under the laws of the British Virgin Islands. PCM was incorporated under the laws of England and Wales. Cape was incorporated under the laws of Bermuda.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

      (e) The CUSIP number is 252532106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 7

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)
(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 8

Item 4. Ownership.

      On December 6, 2005, AMI and the Diametrics Medical, Inc. (the predecessor of the Issuer prior to the Issuer's reincorporation on November 28, 2006, referred to herein as "DMED") executed a Convertible Secured Promissory Note (the "Note"), providing for the payment by DMED to AMI of the principal sum of $375,000 (or such lesser principal amount as may be outstanding from time to time), together with interest compounded quarterly on the unpaid principal balance at a rate equal to ten percent (10%) per annum.

      The Note was convertible into a number of shares of DMED Common Stock Equal to 80,670,000 multiplied by a fraction, the numerator of which was the actual principal amount being converted and the denominator of which is 375,000. Any accrued but unpaid interest was convertible into shares of DMED Common Stock at the higher of (i) $0.01 per share or (ii) the average of the share prices of the Common Stock recorded at the close of the ten (10) trading days immediately prior to the date of conversion, subject to adjustment for stock splits, stock dividends, recapitalizations and similar events.

      On June 30, 2006, DMED effected a one-for-one hundred reverse stock split of DMED Common Stock (the "Stock Split").

      On September 20, 2006, AMI entered into an Exercise Agreement with DMED pursuant to which AMI received 815,675 shares of DMED Common Stock upon the conversion of the Note in accordance with the terms of the Note, as adjusted for the Stock Split.

      On September 20, 2006, DMED issued shares of Series J Convertible Preferred Stock ("Series J Shares") to certain purchasers, including AMI and PDF. Each Series J Share is convertible into the number of shares of DMED Common Stock determined by dividing $10,000 by the conversion price of $0.758754 per share, subject to adjustment for stock splits, stock dividends, reclassifications and similar events. The documentation governing the Series J Shares contains provisions prohibiting the conversion of Series J Shares that would result in the Reporting Persons owning beneficially (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder) in excess of 9.990% of the then-issued and outstanding shares of DMED Common Stock.

      On November 28, 2006, DMED's stockholders approved the reincorporation of DMED in the state of Delaware (the "Reincorporation"), and in connection therewith, the corporate name of DMED was changed to Allegro Biodiesel Corporation. In connection with the Reincorporation, each share of DMED Common Stock automatically converted into one share of Common Stock and each share of outstanding Series J Preferred Stock automatically converted into ten thousand shares of the Issuer's Series A Convertible Preferred Stock ("Series A Shares").

      Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $1.00 by the conversion price of $0.758754 per share, subject to adjustment for stock splits, stock dividends, reclassifications and similar events. The documentation governing the Series A Shares contains provisions prohibiting the conversion of Series A Shares that would result in the Reporting Persons owning beneficially (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder) in excess of 9.990% of the then-issued and outstanding shares of Common Stock.

      As of December 4, 2006, the Reporting Persons owned the following securities of the Issuer:

      AMI owned 850,445 shares of Common Stock and the 6,000,000 Series A
Shares.

      PDF owned 2,000,000 Series A Shares.

      The right to vote and the right to dispose of shares beneficially owned by AMI and PDF are shared among all of the Reporting Persons.

      Assuming that the Issuer had 14,619,457 shares of Common Stock outstanding

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 9

as of December 4, 2006, which is based on the number reported by DMED as outstanding as of October 17, 2006 in its Schedule 14C filed October 18, 2006, adjusted for the Reincorporation, each of the Reporting Persons had, on December 4, 2006, beneficial ownership of 1,528,191 shares of Common Stock which represented 9.99% of the Common Stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 10

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2007                     ASSET MANAGERS INTERNATIONAL LTD

                                            By:  /s/ William F. Maycock
                                                 ------------------------------
                                                 William F. Maycock
                                                 Its: Director



                                            PENTAGON DOLLAR SATELLITE FUND, LTD.

Dated: January 10, 2007                    By:  /s/ William F. Maycock
                                                -------------------------------
                                                William F. Maycock
                                                Its: Director



                                            CAPE INVESTMENT ADVISORS, LTD.

Dated: January 15, 2007                     By: /s/ David Smith
                                                -------------------------------
                                                David Smith
                                                Its: Director



                                            PENTAGON CAPITAL MANAGEMENT PLC

Dated: January 9, 2007                      By: /s/ Lewis Chester
                                                -------------------------------
                                                Lewis Chester
                                                Its: Authorized Signatory

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 11

                                  EXHIBIT INDEX

Exhibit A        Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 12

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Allegro Biodiesel Corporation beneficially owned by Asset Managers International Ltd, Pentagon Dollar Satellite Fund, Ltd., Cape Investment Advisors, Ltd. and Pentagon Capital Management Plc and such other holdings as may be reported therein.

Dated: January 10, 2007

ASSET MANAGERS INTERNATIONAL LTD

By:  /s/ William F. Maycock
     -------------------------------
     William F. Maycock
     Its: Director



PENTAGON DOLLAR SATELLITE FUND, LTD.

By:  /s/ William F. Maycock
     -------------------------------
     William F. Maycock
     Its: Director


CAPE INVESTMENT ADVISORS, LTD.

By:  /s/ David Smith
     -------------------------------
     David Smith
     Its: Director


PENTAGON CAPITAL MANAGEMENT PLC

By:  /s/ Lewis Chester
     -------------------------------
     Lewis Chester
     Its: Authorized Signatory